

Sohn Investment Conference

May 4, 2016

Overview of Depomed, Inc.

Depomed, Inc. (the "Company", "Depomed" or "DEPO") is a specialty pharmaceutical company focused on pain and other central nervous system conditions.

- Headquartered in Newark, CA, Depomed has ~500 employees, including a sales force of ~300 professionals.
- In 2015, Depomed reported $343 million in sales, $275 in gross profit, $111 million in non-GAAP adjusted EBITDA, and $0.70 in non-GAAP adjusted EPS.
- The Company's main product franchise, Nucynta (61% of Q4 2015 sales) is used for treatment of chronic pain and diabetic peripheral neuropathy (DPN).
- The remainder of their portfolio includes other opioid/pain products (Gralise, Cambia, Zipsor and Lazanda).
- Depomed recently acquired the US and Canadian rights to cebranopadol, a compound being developed for treatment of moderate to severe chronic nociceptive and neuropathic pain.


Lazanda
fentanyl nasal spray
Zipsor (diclofenac potassium)
Liquid Filled Capsules
CAMBIA
Diclofenac Potassium for Oral Solution
Gralise once-daily
(gabapentin) tablets
NUCYNTA
TAPENTADOL TABLETS

Note: 2015 product sales

STARBOARD VALUE

Valuable Pain Franchise

| NUCYNTA ER | GRALISE | CAMBIA | LAZANDA |



+27% CAGR



+82% CAGR



+43% CAGR



+155% CAGR

Depomed has a differentiated portfolio of durable growth assets

STARBOARD VALUE®

Operational Inefficiencies

Concerns with the Company's Research & Development Spending

- We have concerns about the Company's development program for cebranopadol, given the compound's storied past, mixed results in Phase 2 clinical trials, and Depomed's lack of experience with Phase 3 clinical programs.
- <u>Depomed intends to spend approximately $100 million from 2016-2019 to develop cebranopadol</u>.

Concerns Regarding Capital Allocation

We question Depomed's desire to pursue acquisitions given its expensive interest payments and uncompetitive tax rate.

Expensive Interest Rate


11.0%
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
10.75% (2)
5.45%
$25 million savings opportunity with refinancing
DEPOMED
Peer Average(1)

Uncompetitive Tax Rate


40%
30%
20%
10%
0%
15.0%
35.0% (3)
13.8%
Significant tax rate differential
DEPOMED 2016 Mgmt Guidance
DEPOMED Long Term Estimate
Peer Average(1) Long Term Estimate

(1) Peers include ENDP, MNK, AGN and HZNP.
(2) Interest rate (as of Dec. 31, 2015) on Depomed Senior Secured Notes, which mature on April 2, 2022.
(3) Morgan Stanley Global Healthcare Conference, September 16, 2015 – Management guidance for long-term tax rate: "mid 30%s."

STARBOARD VALUE®
4

Potential Value to an Acquirer

We believe Depomed could be extremely attractive to numerous potential acquirers, given operating, financial, and tax synergies.



>$120 Million of Potential Improvements
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$1.25
$0.22
$0.22
$1.69
$1.03
$2.72
Mgmt 2016 EPS Guidance(1)
Operational Savings
Debt Paydown & Refinance
Standalone EPS Potential
Potential Acquirer Synergies
EPS to Acquirer

P/E Multiple:[2]	13.9x	10.3x	6.4x

We believe a strategic acquirer could unlock substantial value and pay a significant premium

Source: Bloomberg, company filings, and Starboard Value estimates.
(1) Mid-point of management's 2016 non-GAAP adjusted earnings guidance of $95-115M; 84 million diluted share count.
(2) DEPO closing price of $17.34 as of 4/27/2016.

Depomed Trading History



HZNP Offer Price

55%[1] **stock decline since rejecting offer of $33.00 per share**

April 7, 2016:
Starboard files 13-D

July 7, 2015:
Horizon initial offer of $29.25

Horizon offered $33.00 per share, but Depomed failed to engage

(1) From 52-week high of $33.28 to April 7, 2016 (last closing day before Starboard filed 13-D).

Bylaw Amendments

Following Horizon's offer, Depomed amended its bylaws, which significantly undermined the rights of its shareholders.

- Rather than engage and negotiate with Horizon in an attempt to maximize value for shareholders, Depomed adopted bylaw amendments, as well as a 10% poison pill rights plan.

- **<u>Depomed also filed suit against Horizon</u>**, alleging breach of contract and other violations based on Horizon's possession and misuse of confidential information it obtained under a confidentiality agreement with Janssen Pharmaceuticals.

- Given the substantial premium offered, we find it shocking that the Board chose not only to avoid entering into discussions with Horizon, but also went so far as to institute a series of roadblocks, including a poison pill, that, we believe, was specifically designed to prevent Horizon from acquiring the Company.

Depomed's history of poor corporate governance has disenfranchised shareholders

Recent Proxy Filing

We believe that management and the Board were using the Reincorporation Proposal as a tactic to further entrench themselves.

- Depomed recently filed preliminary proxy materials for the upcoming annual meeting with a proposal to change the Company's state of incorporation from CA to DE.

- We identified numerous unconventional provisions that indicated management and the Board were **using the Reincorporation Proposal as a tactic to further entrench themselves.**

- After we highlighted Depomed's true, hidden agenda, with **many of the material provisions buried in the two appendices**, the Board realized it had no choice but to abandon its Reincorporation Proposal.

We remain highly concerned by Depomed's continued apparent willingness to mislead shareholders

STARBOARD VALUE®

Summary

We believe that Depomed is deeply undervalued and that significant opportunities exist to create value.

- Depomed has a portfolio of unique, high-quality pain products with an attractive and durable growth profile.

- We believe that opportunities exist to improve capital deployment, rationalize research and development, and explore a potential sale of the Company given potential operating, financial, and tax synergies.

- Even though Depomed decided to withdraw its Delaware Reincorporation Proposal, we <u>remain highly concerned that Depomed's actions appear to be misaligned with shareholder interests</u>.

We remain convinced that meaningful Board change is required at Depomed

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF STARBOARD VALUE LP ("STARBOARD VALUE"), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO DARDEN RESTAURANTS, INC. (THE "ISSUER"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

STARBOARD VALUE HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE. IT SHOULD ALSO BE NOTED THAT THE VALUATIONS REFERENCED HEREIN ARE BASED ON ESTIMATES, AND THAT THERE IS NO GUARANTEE THAT ANY SPECIFIC TRANSACTION WOULD BE COMPLETED AT THE VALUATIONS SHOWN HEREIN.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

STARBOARD VALUE SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE ISSUER WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH STARBOARD VALUE BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE ISSUER WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY.

STARBOARD VALUE RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. STARBOARD VALUE DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.